FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division
Date: June 27, 2007

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice of Resolution for the 53rd Ordinary General Meeting of Shareholders

(Translation)

June 27, 2007
To Our Shareholders:
Makoto Kawamura,
President and Representative Director
Kyocera Corporation
6 Takeda Tobadono-cho, Fushimi-ku, Kyoto

Notice of Resolution for the 53rd Ordinary General Meeting of Shareholders

We hereby give notice that the matters set forth below were reported or resolved at the 53rd Ordinary General Meeting of Shareholders of Kyocera Corporation, which was held on the date hereof.

Matters reported:

1.	Reporting of the substance of the business report, the consolidated financial statements and the result of audit of consolidated financial statements by the Accounting Auditor and the Board of Corporate Auditors for the year ended March 31, 2007; and

2.	Reporting of the substance of the non-consolidated financial statements for the year ended March 31, 2007

The contents of 1. and 2. above were reported.

Matters resolved:

Agendum No. 1: Disposition of Surplus

It was resolved, as proposed by the Company, that the amount of year-end cash dividend to shareholders shall be 60 yen per share.

Agendum No. 2: Election of twelve (12) Directors

Messrs. Kensuke Itoh, Noboru Nakamura, Masahiro Umemura, Yuzo Yamamura, Naoyuki Morita, Makoto Kawamura, Koji Seki, Michihisa Yamamoto, Isao Kishimoto, Hisao Hisaki, Rodney Lanthorne and John Gilbertson were re-elected and assumed office as Directors, as proposed by the Company.

Agendum No. 3: Election of one (1) Corporate Auditor

Mr. Yasuo Akashi was re-elected and assumed office as Corporate Auditor, as proposed by the Company.

Agendum No. 4: Election of Accounting Auditor

Kyoto Audit Corporation was newly elected and assumed office as Accounting Auditor, as proposed by the Company.

Agendum No. 5: Bonuses to Directors and Corporate Auditors

It was resolved, as proposed by the Company, that the Company shall pay Bonuses to Directors and Corporate Auditors in an aggregate amount of 136,000,000 yen, which includes 125,800,000 yen for Directors and 10,200,000 yen for Corporate Auditors.

Agendum No. 6: Payment of retirement allowance to a retiring Director

It was resolved, as proposed by the Company, that the Company shall pay retirement allowance to a retiring Director, Mr. Yasuo Nishiguchi, in an amount reasonable and in accordance with the standards prescribed by the Company.

It was also resolved that the particular amount, timing and method of payment of such allowance shall be determined by resolution of the Board of Directors.

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Attachment to the Notice of Resolution

Management Structure

The management structure of the Company as of June 27, 2007 is as follows:

Title	Name

Chairman Emeritus	Kazuo Inamori

Directors and Corporate Auditors

Advisor and Director	Kensuke Itoh
Chairman of the Board and Representative Director	Noboru Nakamura
Vice Chairman of the Board and Representative Director	Masahiro Umemura
Vice Chairman of the Board and Representative Director	Yuzo Yamamura
Vice Chairman of the Board and Representative Director	Naoyuki Morita
President and Representative Director	Makoto Kawamura
Director	Koji Seki
Director	Michihisa Yamamoto
Director	Isao Kishimoto
Director	Hisao Hisaki
Director	Rodney Lanthorne
Director	John Gilbertson
Full-time Corporate Auditor	Yoshihiko Nishikawa
Full-time Corporate Auditor	Yasuo Akashi
Corporate Auditor	Osamu Nishieda
Corporate Auditor	Shinji Kurihara
Corporate Auditor	Shigekazu Tamura
Note: Messrs. Osamu Nishieda, Shinji Kurihara and Shigekazu Tamura are outside Corporate Auditors as required under Item 16 of Article 2 of the Corporation Act.
Executive Officers

President and Executive Officer	Makoto Kawamura
Senior Managing Executive Officer	Tetsuo Kuba
Senior Managing Executive Officer	Tatsumi Maeda
Managing Executive Officer	Hisashi Sakumi
Managing Executive Officer	Tsutomu Yamori
Managing Executive Officer	Takashi Itoh
Managing Executive Officer	Osamu Nomoto
Managing Executive Officer	Akiyoshi Okamoto
Managing Executive Officer	Eiichi Toriyama
Senior Executive Officer	Keijiro Minami
Senior Executive Officer	Goro Yamaguchi
Senior Executive Officer	Yoshihito Ota
Executive Officer	Yasushi Matsumura
Executive Officer	Yukihiro Takarabe
Executive Officer	Yasuyuki Yamamoto
Executive Officer	Junichi Jinno
Executive Officer	Gen Takayasu
Executive Officer	Nobuhiro Ochiai
Executive Officer	Junzo Katsuki
Executive Officer	Masakazu Mitsuda
Executive Officer	Toshimi Gejima
Executive Officer	Michiaki Furuhashi
Executive Officer	Mitsuru Imanaka
Executive Officer	Shoichi Aoki
Executive Officer	Hiroshi Togi
Executive Officer	Yoshihiro Kano
Executive Officer	Yoichi Yamashita
Executive Officer	Robert Whisler
Executive Officer	John Rigby
Executive Officer	Masaki Kouzu
Executive Officer	Hitoshi Takao
Executive Officer	Yoshiharu Nakamura
Executive Officer	Kazumasa Umemura
Note: Messrs. Masaki Kouzu, Hitoshi Takao, Yoshiharu Nakamura and Kazumasa Umemura were newly elected as of April 1, 2007.

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